FOR IMMEDIATE RELEASE              CONTACT:  Orlando B. Hanselman
February 24, 1995                            Executive Vice President
                                             (814) 533-5300

                         USBANCORP, INC.
                 ADOPTS SHAREHOLDER RIGHTS PLAN

     Johnstown, Pennsylvania. The Board of Directors of USBANCORP, Inc. (NASDAQ-NMS:UBAN) today adopted a Shareholder Rights Plan designed to protect shareholders from abusive takeover tactics and attempts to acquire control of USBANCORP at an inadequate price. The Plan is substantially similar to and replaces USBANCORP's previous shareholder rights plan, which expired on November 10, 1994.

     The Plan provides for the issuance of a right to purchase one unit of preferred stock for each outstanding share of common stock. The rights will not be currently exercisable or transferable, and no separate certificates evidencing the rights will be distributed unless certain specified events occur. The rights will attach to shares of USBANCORP common stock outstanding on March 15, 1995, and will expire in ten years.

     Each right will initially entitle shareholders to buy one unit of a newly authorized series of junior participating preferred stock at an exercise price of $65.00. The rights separate from the common stock, and if not redeemed by USBANCORP's Board of Directors within a 20 day period of time, become exercisable if a person, group, or other entity acquires or announces a tender offer for 19.9% or more of either USBANCORP's common stock or voting securities representing a minimum of 19.9% of USBANCORP's total voting power. They also separate from the common stock and become exercisable 20 days after a person or group, who has become a beneficial owner of at least 10% of USBANCORP's common stock or total voting power, is determined by the Board of Directors to be an "adverse person." An "adverse person" under USBANCORP's plan includes a person or group attempting "greenmail," self-dealing, or similar transactions to the detriment of other shareholders.

     After the rights become exercisable, under certain circumstances, the rights (other than rights held by a 19.9% beneficial owner or an "adverse person") will entitle the holder to purchase either USBANCORP's common stock or the common stock of the potential acquiror at a substantially reduced price.

     USBANCORP will generally be entitled to redeem rights at $.001 per right at any time until the twentieth business day following public announcement that a 19.9% position has been acquired. At any time prior to the date that the rights have become nonredeemable, the Board can extend the redemption period. Rights are not redeemable following an "adverse person" determination.

     Terry K. Dunkle, Chairman, President and Chief Executive Officer of USBANCORP, said "The plan is similar to our previous plan, as well as to plans adopted by over 1,000 public companies, including many bank holding companies." He added that the plan was not adopted in response to any effort to acquire control of USBANCORP and that materials summarizing the plan would be mailed to shareholders in the near future.

     During the same meeting, the Board of Directors also took action declaring a cash dividend on the Company's Common Stock. The dividend is $0.25 per share and is payable April 4, 1995, to shareholders of record March 7, 1995. On an annualized basis, the Company's current Common Stock dividend yield approximates 4.5% compared to an average Pennsylvania bank holding company yield of 3.0%. The Company's dividend is consistent with its emphasis on creating a progressive total shareholder return and its commitment to maintaining a better than peer common dividend yield.

     USBANCORP, a community bank holding company, is the parent of U.S. Bank and USBANCORP Trust Company in Johnstown and two Pittsburgh affiliates, Three Rivers Bank and Community Bancorp, Inc. The Company's subsidiaries provide full-service banking to six Southwestern Pennsylvania counties through forty-five community offices. The counties served include Allegheny, Cambria, Clearfield, Somerset, Washington, and Westmoreland. At December 31, 1994, USBANCORP had total assets of $1.8 billion and shareholder's equity of $137 million or $24.57 per share.